EXHIBIT 4

ADP Video Communication
Technology Transformation
VoteADP.com – October 26, 2017
 (Carlos Rodriguez)
One of the differences between ADP and some of our competitors is just our commitment to spending on innovation and on technology.
We spend over eight hundred million dollars on R and D and that’s up significantly over the last five or six years.

ADP historically was a really service and sales driven company that used technology and I think what we’re becoming is a technology company that also provides service and has great distribution.
The board I think is looking forward to having the support of its shareholders in order to confirm that we’re on the right path. And we would just ask all of our shareholders to vote.
Whether it’s one share or millions of shares, we would ask people to please submit the white proxy card.